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                                                                   EXHIBIT 99.2

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Atlantic Tele-Network, Inc. and subsidiaries

We have audited the financial statements of Atlantic Tele-Network, Inc. and subsidiaries as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated March 25, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 21 of this Registration Statement. These financial statement schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Omaha, Nebraska

March 25, 1997